SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT

          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              First Bancshares, Inc.
                              ----------------------
                                (Name of Issuer)

                             First Bancshares, Inc.
                      ----------------------------------
                     (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  318687 10 0
                     ------------------------------------
                     (CUSIP Number of Class of Securities)

                               Ronald J. Walters
                             First Bancshares, Inc.
                              142 E. First Street
                         Mountain Grove, Missouri 65711
                                (417) 926-5151
        -----------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 With a copy to:
                               John F. Breyer, Jr.
                             Breyer & Associates PC
                        8180 Greensboro Drive, Suite 785
                             McLean, Virginia 22102
                                (703) 883-1100

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                         CALCULATION OF FILING FEE
------------------------------------------------------------------------------
     Transaction Valuation(*)                  Amount of Filing Fee**
     ------------------------                  ----------------------
            $2,514,456                                $98.83

* Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $21.00 by (B) the total number of shares of common stock (119,736 shares) owned by all such stockholders of record immediately prior to the reverse stock split.

** Determined pursuant to Rule 0-11(b)(1) as $2,514,546 multiplied by
..00003930

[ ]Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously               (3) Filing Party: First Bancshares, Inc.
      paid:   $98.83
(2) Form or Registration            (4) Date Filed: February 22, 2008
      No.: Schedule 13E-3


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                                 INTRODUCTION

First Bancshares, Inc. a Missouri Corporation ("First Bancshares") is proposing that First Bancshares's stockholders adopt amendments to the amended and restated articles of incorporation of First Bancshares that will result in a reverse/forward stock split transaction. If the split transaction is completed our stockholders of record who hold only fractional shares after giving effect to the 1-for-1,000 reverse stock split will receive a payment of $21.00 per share for each pre-split share. If the split transaction is completed, stockholders of record with fewer than 1,000 shares prior to the reverse stock split will have no interest in First Bancshares and will become entitled only to a cash payment for their shares. Based upon an analysis of the stockholder base as of July 2, 2007, First Bancshares expects to pay approximately $2.5 million to its stockholders in the aggregate in the reverse stock split. Based upon recent trading activity, First Bancshares believes that the amount payable to non-continuing stockholders will change, and the cost of the transaction could increase significantly as a result of further trading activity in its shares between the date hereof and the effective date of the split transaction. After First Bancshares completes the reverse stock split and identifies those stockholders entitled to payment for their pre-split shares, it will complete a forward stock split in which each share of common stock will be converted into 1,000 shares of common stock post-split. As a result, stockholders of record who hold 1,000 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction. The effect of the split transaction will be to reduce the number of stockholders of record to less than 300, which will allow First Bancshares to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by First Bancshares pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission and includes a preliminary proxy statement filed by First Bancshares pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock of First Bancshares will be given notice of the annual meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the annual meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

                             TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" is hereby incorporated by reference.

ITEM 2. Subject Company Information.

(Reg. M-A 1002)

(a) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET -- Record Date" is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the caption "MARKET PRICE OF FIRST BANCSHARES COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the caption "MARKET PRICE OF FIRST BANCSHARES COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(e)   Not applicable.

(f) The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)-(c) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET -- Questions and Answers about the Split Transaction and the Annual Meeting" is hereby incorporated herein by reference.

The (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, of each of the Directors of First Bancshares is incorporated by reference to "ELECTION OF DIRECTORS" in the proxy statement. Each such person is a United States citizen. Unless otherwise noted, the principal address of each person identified in that section of the proxy statement is 142 E. First Street, Mountain Grove, Missouri 65711.

The principal business addresses of the businesses for whom such Directors have worked during the last five years, other than those Directors employed by the Company, are as follows:

            Directors                   Business Address of Employer
            --------------------------------------------------------
            Billy E. Hixon              Retired since July 4, 2002

            John G. Moody               Wright County Missouri
                                        P. O. Box 439
                                        Mansfield, MO 65704

            D. Mitch Ashlock            First Federal Savings and Loan
                                         Association
                                        100 E. Park Street
                                        Olathe, KS  66061

            Thomas M. Sutherland        Sutherland's
                                        302 East South Street
                                        Ozark, MO  65721

            Harold F. Glass             Millington, Glass & Love
                                        1736 E. Sunshine, Suite 405
                                        Springfield, MO 65804

Information, including business experience, concerning the Executive Officers of the Company and First Home Savings Bank who are not also Directors of the Company is incorporated by reference to "ELECTION OF DIRECTORS -- Executive Officers" in the proxy statement. Each of such Executive Officers is a United States citizen. Their principal business address is 142 E. First Street, Mountain Grove, Missouri, 65711.

Neither First Bancshares, First Home Savings Bank, nor, to our knowledge, any of the Directors or Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a) The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Overview of the Split Transaction," "-- Background of the Split Transaction," "-- Reasons for the Split Transaction," "-- Fairness of the Split Transaction," "-- Board of Directors Recommendation," "-- Effects of the Split Transaction on Affiliates," "-- Effects of the Split Transaction on First Bancshares," "-- Interests of Certain Persons in the Split Transaction," "-- Accounting Treatment," "-- Federal Income Tax Consequences" and "SUMMARY TERM SHEET -- Vote Required for Approval of Proposals" is hereby incorporated herein by reference.

(b) Securities held by directors, officers or affiliates holding fewer than 1,000 shares will be repurchased pursuant to the transaction upon the same terms as all other stockholders holding fewer than 1,000 shares.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Fairness of the Split Transaction," "-
- Structure of the Split Transaction," and "-- Effects of the Split Transaction on Affiliates."

(d) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Dissenters' Rights" is hereby incorporated herein by reference.

(e) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Fairness of the Split Transaction - Procedural Fairness" is hereby incorporated herein by reference.

(f)   Not applicable.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a) The information set forth in the proxy statement under the caption "ELECTION OF DIRECTORS," is hereby incorporated herein by reference.

(b)   Not applicable.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Background of the Split Transaction" is hereby incorporated herein by reference.

(e) Certain of the Directors and Executive Officers hold stock options for shares of the Company's common stock. Information concerning these stock options is incorporated by reference to "ELECTION OF DIRECTORS -- Security Ownership of Certain Beneficial Owners and Management" in the proxy statement.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1)-(8))

(b) The fractional shares acquired in the reverse stock split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c) (1)-(8) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Background of the Split Transaction" and "-- Effects of the Split Transaction on First Bancshares."

ITEM 7. Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)-(c) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Background of the Split Transaction," "-- Reasons for the Split Transaction," "-- Fairness of the Split Transaction," "-- Structure of the Split Transaction" "-- Board of Directors Recommendation," is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- Fairness of the Split Transaction," "-- Effects of the Split Transaction on Affiliates" "-- Effects of the Split Transaction on First Bancshares" and "-- Material Federal Income Tax Consequences" is hereby incorporated herein by reference. The Split Transaction will have no effect on First Home Savings Bank other than the payment of a dividend of not more than $5.0 million to First Bancshares in connection with the payment to shareholders who own less than 1,000 shares. First Home Savings Bank expects that it will remain "well capitalized" for regulatory purposes subsequent to the payment of the dividend.

ITEM 8. Fairness of the Transaction.

(Reg. M-A 1014)

(a)-(b) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- Background of the Split Transaction," "-- Reasons for the Split Transaction," "-- Fairness of the Split Transaction," "-- Substantive Fairness," "-- Procedural Fairness," "-- Valuation and Fairness Opinions of Index Capital" and "-- Board of Directors Recommendation," is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET -- Record Date" and "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Procedural Fairness," is hereby incorporated herein by reference.

(d)-(f) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Background of the Split Transaction" is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)-(c) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS Valuation and Fairness Opinions of Index Capital" is hereby incorporated herein by reference.

Appendix B to the proxy statement is hereby incorporated in its entirety herein by reference.

Exhibits
--------

Ex 99.1 Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007*

Ex 99.2    Fairness Opinion provided by Index Capital, LLC dated November 5,
           2007*

Ex 99.3 Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008*

Ex 99.4 Stinson, Morrison Hecker LLP Memorandum, "Possible Structures for Taking a Corporation Private" dated May 21, 2007*

Ex 99.5 Stinson, Morrison Hecker LLP Memorandum, "Summary of July 3, 2007 Meeting and Summary Action Items" dated July 6, 2007*

--------
* Previously filed on February 22, 2008.

ITEM 10. Source and Amount of Funds or Other Consideration.
(Reg. M-A 1007)

(a) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Financing of the Split Transaction" is hereby incorporated herein by reference.

(b)   Not applicable.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Fees and Expenses" is hereby incorporated herein by reference.

(d) Not applicable.

ITEM 11. Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a) The information set forth in the proxy statement under the caption "ELECTION OF DIRECTORS -- Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET -- Vote Required for Approval of Proposals," is hereby incorporated herein by reference.

(e) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Board of Directors Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.

(Reg. M-A 1010(a) and (b))

(a) The information set forth in the proxy statement under the captions "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA" and "INFORMATION INCORPORATED BY REFERENCE" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)-(b) The information set forth in the proxy statement under the captions "SOLICITATION OF PROXIES; EXPENSES OF SOLICITATION" is hereby incorporated herein by reference.

ITEM 15. Additional Information.

(Reg. M-A 1011(b))

(b) The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)   Preliminary Proxy Statement, together with the proxy card, as amended.*

(b)   Not applicable.

(c)(1) Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007

(c)(2)   Fairness Opinion provided by Index Capital LLC, dated November 5,
2007

(c)(3) Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008

(c)(4)   Fairness Opinion provided by Index Capital LLC, dated February 8,
2008**

(d) Certain of the Directors and Executive Officers hold stock options for shares of the Company's common stock. Information concerning these stock options is incorporated by reference to "ELECTION OF DIRECTORS -- Security Ownership of Certain Beneficial Owners and Management" in the proxy statement.

(f)   Statement describing Security Holders' Dissenters' Rights***

(g)   Not applicable.

Ex 99.1 Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007 (1)

Ex 99.2    Fairness Opinion provided by Index Capital, LLC dated November 5,
           2007 (1)

Ex 99.3 Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008 (1)

Ex 99.4 Stinson, Morrison Hecker LLP Memorandum, "Possible Structures for Taking a Corporation Private" dated May 21, 2007 (1)

Ex 99.5 Stinson, Morrison Hecker LLP Memorandum, "Summary of July 3, 2007 Meeting and Summary Action Items" dated July 6, 2007 (1)

--------------
* Incorporated by reference to the Company's Schedule 14A, as amended and as filed with the SEC on March 26, 2008
**   Incorporated by reference to Appendix B of Exhibit (a).
*** Incorporated by reference to the information set forth in the section entitled "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Dissenters' Rights" in Exhibit (a)
(1)  Previously filed on February 22, 2008.

                                  SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2008

                                  FIRST BANCSHARES, INC.


                                      /s/Daniel P. Katzfey
                                  By: --------------------------------------
                                      Daniel P. Katzfey
                                      President, and Chief Executive Officer

                                  Exhibit Index

(a) Preliminary Proxy Statement, together with the proxy card, as amended.*
(b)       Not applicable.
(c)(1) Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007 (1)
(c)(2)    Fairness Opinion provided by Index Capital LLC, dated November 5,
          2007 (1)
(c)(3) Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008 (1)
(c)(4)    Fairness Opinion provided by Index Capital LLC, dated February 8,
          2008**
(d)       Not applicable.
(f)       Statement describing Security Holders' Appraisal Rights***
(g)       Not applicable.

Ex 99.1 Valuation Opinion and Report provided by Index Capital, LLC dated September 19, 2007 (1)

Ex 99.2   Fairness Opinion provided by Index Capital, LLC dated November 5,
          2007 (1)

Ex 99.3 Valuation Opinion and Report provided by Index Capital, LLC dated February 8, 2008 (1)

Ex 99.4 Stinson, Morrison Hecker LLP Memorandum, "Possible Structures for Taking a Corporation Private" dated May 21, 2007 (1)

Ex 99.5 Stinson, Morrison Hecker LLP Memorandum, "Summary of July 3, 2007 Meeting and Summary Action Items" dated July 6, 2007 (1)

--------------------
* Incorporated by reference to the Company's Schedule 14A, as amended and as filed with the SEC on March 26, 2008.
**   Incorporated by reference to Appendix B of Exhibit (a).
*** Incorporated by reference to the information set forth in the section entitled "THE SPLIT TRANSACTION -- SPECIAL FACTORS -- Dissenters' Rights" in Exhibit (a)
(1)  Previously filed on February 22, 2008.

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